Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following communication to certain customers was made on April 22, 2014:

Dear Valued Customer,

As you are likely aware by now, Valeant recently announced our intention to propose a merger with Allergan. We have entered into agreements with Pershing Square Capital Management in connection with this proposal and have reported ownership of 9.7% of the outstanding shares of Allergan.

We believe the combination of Valeant and Allergan represents an undeniable opportunity to establish an unrivaled platform with leading positions in ophthalmology, dermatology, aesthetics, dental and emerging markets. We have issued a press release with greater details on our belief on the benefits of the combination. This press release is available on-line. While we are limited in what we can say regarding this news at this time, we do want to provide you as much information as we can.

Background and Overview

As this process is somewhat different than previous transactions we have been involved in, we wanted to provide you some background information on the ongoing process. We would have preferred to negotiate this transaction in a confidential manner, but given that Allergan has not been receptive to our overtures for over eighteen months and has made it clear both privately and publicly that it is not interested in a deal with us, we chose to present this proposal to Allergan shareholders directly. We are hoping that we will be able to have productive conversations with Allergan that will allow us to negotiate and complete a transaction that will bring our two companies together to deliver value for both customers and shareholders. We are firmly committed to completing this transaction and will continue to encourage Allergan’s shareholders to express their support for this transaction.

What Now?

There is no agreement between Valeant and Allergan at this point and the two will continue to function as separate companies. The Valeant team remains committed to its products, programs, and customers and our efforts will reflect this ongoing commitment. We have no plans to make changes to our programs or our teams based on this recent announcement and business will continue on as usual.

Our goal throughout this process is to focus on transparent communication with our customers. While there are a number of decisions that have not been made yet given the point we are at in this process, there is some information we have shared or will be sharing publicly that we would like to outline here so as to prevent the speculation and rumors that could otherwise arise during this time.

Strategic Rationale

Most importantly, we are excited about the opportunity to combine the product portfolios of Valeant and Allergan into one organization. Our portfolios are extremely complementary and the combined company would be a leader in ophthalmology, dermatology, aesthetics, dental products and the emerging markets. We have worked with our antitrust lawyers to analyze this transaction and have identified the key area of potential overlap. Dysport and Restylane/Perlane have been identified as key potential divestitures and we are in active discussions with multiple strategic parties regarding the potential divestitures. While we are very proud of the performance of these products and the job our team has done with them, we would like to expand our aesthetic offerings to become a global player in the space and we do not have the worldwide rights to these products. Nonetheless, as we move through this process, we will be sure that these products receive the full support of our team and our continued efforts. You should not be concerned with our continued commitment to our current aesthetic offerings.

We see great potential for revenue synergies resulting from this transaction, but we have of course also identified expense synergies that would result from combining our two companies. They synergy opportunities we have identified primarily come from SG&A and R&D costs. The initial synergies would come from the corporate and G&A functions. Over time, as we complete the current stages of development of R&D programs, we would identify programs of low risk that fit our development model, as well as areas of high risk that do not. We will make efforts to take the high risk programs and partner them or sell them as we have done in prior transactions. In some cases if there are no interested buyers or partners, we would take this a signal that others beyond ourselves do not see these as viable programs and we would likely shut such programs down.

The R&D cost synergies that we assume at this point will come primarily from early-stage programs, an area that Allergan’s track record has been largely unproductive over the past two decades. We will focus on progressing higher-probability and late-stage development programs and will plan to spend at least $300 million a year on R&D in Phase III programs, current and future line extensions, and life cycle management programs. We believe this approach to be viable in the long-term. While some industry traditionalists might argue with this approach, we would point to the highly productive R&D pipeline we have today, with over 19 new product launches expected this year across dermatology, aesthetics, and ophthalmology.

At this time we have do not have an agreement with Allergan, and as a result we have no decisions made on promotional programs, the management team, the sales force structure and team, or the headquarter locations for the different divisions. Even if we sign up an agreement with Allergan, we expect that we wait to make decisions on these areas, and as we want to continue building a company that is focused on meeting the needs of our customers, we will be inviting feedback from our customers to provide insight on the decisions to be made in many of these areas.

Moving Forward

You have Valeant’s full commitment to keeping you informed throughout this process. When there are important developments, you will hear from us in a timely fashion. Our employees will remain informed and capable of answering many of your questions, though of course some we will not be permitted to answer. We appreciate your understanding of this.

This transaction is one that we believe will deliver value to both our customers and our shareholders. We are excited about what’s to come as we look to increase our commitments to ophthalmology, aesthetics, and dermatology and we look forward to our growing partnerships with our customers. Please know that we will be transparent with you in our communications and encourage you to reach out with your questions. We will do our best to answer what we can. In the meantime, please continue to have the confidence that we do in our current portfolio of products and in the team we have built to serve you.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.